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                                                            Trombly Business Law
                                                   1320 Centre Street, Suite 202
[LOGO]                                                          Newton, MA 02459
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426

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Amy M. Trombly, Esq.                                  amy@tromblybusinesslaw.com

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November 7, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

        Attn:   Mr. H. Christopher Owings

        Re:     FTS Group, Inc.
                Registration Statement on Form SB-2
                File No. 333-133749

Dear Mr. Owings:

I am securities counsel for FTS Group, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 3 to the Registration Statement on Form SB-2, File No. 333-133749.

Amendment No. 3 to the Registration Statement on Form SB-2 contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated October 26, 2006.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

GENERAL

Comment 1.      Please note that staff comments are required to be resolved before a registration statement is declared effective. Staff comments may be resolved by providing an explanation, analysis and/or supplemental information telling as to why an accounting comment is not applicable and that the current presentation and disclosure is factually supportable in U.S. GAAP or by revising the financial statements and/or accounting disclosure to reflect the applicable U.S. GAAP.

Response 1.     The Company acknowledges the Staff's comment.

Comment 2.      You state in your response to comment 2 in our letter dated July
                27, 2006 that the Board does not consider Mr. Rasmussen to be the Principal Operating Officer of the company. This does not appear to be consistent with the employment agreement dated
                February 1, 2006 which you filed on May 15, 2006 as Exhibit
                10.28 to your Form 10-QSB for the fiscal quarter ended March 31, 2006. We therefore are still of the view that the filing of a Form 8-K was appropriate. Accordingly, we restate comments 2 and 3 in our letter dated July 27, 2006.



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                                                            Trombly Business Law
                                                   1320 Centre Street, Suite 202
[LOGO]                                                          Newton, MA 02459
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426

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Response 2.     The Company believes that, although Mr. Rasmussen is the Chief
                Operating Officer of the Company by title, the Chief Executive Officer is the only employee of the Company considered to be an executive officer. The Board of Directors of the Company understands Mr. Rasmussen's daily role in managing the Company and does not consider his position to be at the level of executive officer. Because of the Board of Director's belief that Mr. Rasmussen is not the Principal Operating Officer of the Company, the Company respectfully disagrees with the Staff's view that the filing of a Form 8-K was appropriate when Mr. Rasmussen signed his employment contract. The Company also respectfully notes that its management works with Mr. Rasmussen on a day to day basis and therefore it is in the best position to evaluate Mr. Rasmussen's responsibilities. While the Staff may have reviewed documentation, the Company respectfully notes that the Staff does not have the same familiarity with Mr. Rasmussen's role as does the Company's management. If this continues to be an issue the Company requests a conference call with the Staff to resolve the matter. The Company does not believe it failed to file an Item 5.02 Form 8-K, therefore the Company's principal executive and interim principal financial officer does not believe there has been any impact on the effectiveness of disclosure controls and procedures as required by Item 307 of Regulation S-B.

Comment 3.      We note your response to comment 5 in our letter dated July 27,
                2006. The fee table on page 1 indicates that the amount of common stock to be registered is 212,848,98 - not 212,848,288, as stated on page 2. Footnote 3 on page 1 indicates that 84,96,684 shares are being registered underlying outstanding warrants. Page 3 indicates that 84,396,864 shares are being registered underlying outstanding warrants. Please review your document for accuracy and consistency and revise accordingly.

Response 3.     The Company has corrected the amount to be registered on page 1 from 212,848,98 to 212,848,288 as requested by the Staff. The
                Company has also corrected the number of shares that are being registered underlying outstanding warrants in Footnote 3 on page
                1 from 84,96,684 to 84,396,864 as requested by the Staff.

SELLING SECURITY HOLDERS, PAGE 8

Comment 4.      We note your response to comment 8 in our letter dated July 27,
                2006. However, please revise footnote 11 on page 10 to identify
                Olympus Securities as an underwriter.

Response 4.     The Company has changed footnote 11 as requested by the Staff.

Comment 5.      We note your response to comment 9 in our letter of July 27,
                2006 that the other selling security holders are not broker/dealers or underwriters. For each selling stockholder that is an affiliate of a broker-dealer, disclose if true that:

                        o the selling stockholder purchased the shares in the ordinary course of business;



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                                                            Trombly Business Law
                                                   1320 Centre Street, Suite 202
[LOGO]                                                          Newton, MA 02459
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426

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                        o       at the time of the purchase of the securities to
                                be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute them.

Response 5.     Except for Olympus Securities, none of the selling shareholders are affiliates of broker-dealers. Olympus Securities is a broker-dealer.

DESCRIPTION OF BUSINESS, PAGE 16

Comment 6.      Please refer to comment 11 in our letter of July 27, 2006.
                Please state that the company's goal is to develop, invest-in or acquire cash-flow positive businesses and viable business projects.

Response 6.     The Company has made the changes requested by the Staff on Page
                16 of the Form SB-2 in the first paragraph of the "Business" section.

Comment 7.      We note your response to comment 12 in our letter of July 27,
                2006. It does not appear that you have revised this section to address concerns we raised in previous comment letters. For example:

                o Where do you specify whether significant amounts of your revenue are derived from the sale of specific products or services on either the "bricks" or "clicks" side of your business?

                o Where do you explain how significant the sale of Metro PCS wireless handsets and service plans is to your business?

                o Where do you describe what products and services you resell from other NVNOs?

                As previously requested, please revise your business section to more clearly describe the products or services from which you derive your major sources of revenue.

Response 7.     The Company has made the changes requested by the Staff on Page
                16 of the SB-2 in the first, second and third paragraphs of the "Business" section.

CONSOLIDATED BALANCE SHEETS, DECEMBER 31, 2005 AND 2004, PAGE F-3

Comment 8.      We note your response to comment 19 in our letter dated July 27,
                2006. In the specific instance where you issue common shares and warrants in a private placement for $1,159,000, the warrant contract specifies the circumstances when net-cash settlement is permitted. See clause 2(a) of Exhibit 4.1 of Form 8-K filed on March 4, 2005. Furthermore, the maximum number of common shares that could be required to be delivered under either net share or physical settlement exceeds the number of authorized shares available as of your balance sheet date. This is supported by the disclosure you possess an insufficient number of shares to satisfy your obligations. See page 12 of Schedule 14(A) filed on September 27, 2006. Based on this evidence it appears that share settlement is not within control of the company and liability classification is required. See paragraphs 17 and 19 of EITF
                00-19. Please advise or reassess the classification of common shares potentially issuable on the conversion of warrants and notes and revise your registration statement, as applicable. If management determines that reclassification from permanent equity is not required, please provide us your analysis citing both the relevant applicable share agreements and the citations in U.S. GAAP that support your accounting treatment.



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                                                            Trombly Business Law
                                                   1320 Centre Street, Suite 202
[LOGO]                                                          Newton, MA 02459
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426

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Response 8.     Although the Company believes the share settlement was within its control as communicated in its prior responses to the comment. The Company agrees to make the changes requested by the staff to its 2005 form 10KSB, as well as its first two form 10QSB filings for 2006 and its coming form 10QSB for the period ending September 30, 2006 and SB-2 prior to being declared effective.

FINANCIAL STATEMENTS, JUNE 30, 2006, PAGE F-19

CONSOLIDATED STATEMENTS OF OPERATIONS, JUNE 30, 2006 AND DECEMBER 31, 2005, PAGE F-21

Comment 9.      We note your response to comment 30 in our letter dated July 27,
                2006. Please advise why you are not presently required or it is impracticable to separately present service and product revenues and related cost of sales that exceed 10% of revenues as of January 1, 2006. Alternatively, please revise your presentation for the interim periods. See Rule 5-03(b) of Regulation S-X.

Response 9.     Prior to January 1, 2006 the Company did not have multiple revenue segments. When referring to services the Company is referring to service offerings by the wireless carriers i.e.
                rate plans. FTS Wireless is a retail business with only one reportable segment. The Company has started to implement segment reporting relating to its newly acquired subsidiary. See the response to comment 12.

CONSOLIDATED STATEMENTS OF CASH FLOWS, SIX MONTHS ENDED JUNE 30, 2006 AND 2005, PAGE F-22

Comment 10.     We note your response to comment 31 in our letter dated July 27,
                2006. Please tell us how you have recorded the effects of the SWS acquisition in your interim cash flow statements.
                Specifically, please tell us if you present the net assets of SWS, net of cash acquired as an investing activity, or separately from the changes in operating assets and liabilities.
                The operating activities appear to include cash flows for the combined entity. Please advise or revise your registration statement and interim filings accordingly.

Response 10.    The Company notes your comments and will file amended interim financial statements with a revised cash flow statement presenting the net assets of SWS, net of cash acquired, as an investing activity.

Comment 11.     We refer you to the proceeds from notes payable of $518.798.
                Please tell us why you did not record cash proceeds of $635,002 as a financing activity and the acquisition of $201,962 in liabilities and $85,758 in trade receivables within the acquired net assets of SWS. We refer you to page F-32. Please advise or revise your interim cash flow statements in the registration statement and interim filings, as applicable.



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                                                            Trombly Business Law
                                                   1320 Centre Street, Suite 202
[LOGO]                                                          Newton, MA 02459
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426

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Response 11.    The Company notes your comments and will file amended interim financial statements with a revised cash flow statement presenting the net assets of SWS, net of cash acquired, as an investing activity.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, JUNE 30, 2006, PAGE F-22

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-22

Comment 12.     We note your response to comment 32 in our letter dated July 27,
                2006. We see no segment disclosures in the interim disclosure as of June 30, 2006 and one mention in footnote 11 of amendment No.
                2 of the Form SB-2. See page F-32. If, based on your disclosure, management has determined there is multiple reporting segments please provide the disclosures required by SFAS No. 131 in your registration statement, as applicable. Alternatively, please tell us why you do not have multiple reportable segments and include the SFAS No. 131 criteria in your explanation.

Response 12.    This comment references comment 32 in the Staff's letter dated
                July 27, 2006 which inquires why FTS Wireless, Inc. and See
                World Satellites, Inc. qualify as one reportable segment based on the criteria of paragraph 17 of SFAS No. 131. Alternatively, the comment requests a revision to the Company's filing to include the disclosures required by paragraphs 27, 28, 37 and
                38. The Company agrees that FTS Wireless, Inc. and See World
                Satellites, Inc. constitute separate reportable segments based on SFAS No. 131. However, paragraph 40 of SFAS No. 131 regarding effective date states that "this Statement need not be applied to interim financial statements in the initial year of its application, but comparative information for interim periods in the initial year of application shall be reported in financial statements for interim periods in the second year of application." Paragraph 120 of SFAS No. 131 explains that some of the information that is required for interim periods is based on information from the most recent annual financial statements.
                "Without a full set of segment information to use as a comparison and to provide an understanding of the basis on which it is provided, interim information would not be meaningful.
                Therefore, the Company concludes that 2006 is the first year of applicability for SFAS No. 131 due to the January 2006 acquisition of See World Satellites, Inc. Hence, the Company will be required to report on the individual segments in the 2006 annual filing and all subsequent quarterly filings commencing in 2007, including segment information as a comparison between 2006 and 2007 results.

STOCK BASED COMPENSATION, PAGE F-25

Comment 13.     We note your response to comment 33 in our letter dated July 27,
                2006. Please advise or revise your registration statement to include the disclosures required by paragraph 84 of SFAS No.
                123(R).

Response 13.    Footnote #13 has been added to the June 30, 2006 financial statements to address the disclosure requirements of SFAS No.
                123(R) paragraph 84.

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                                                            Trombly Business Law
                                                   1320 Centre Street, Suite 202
[LOGO]                                                          Newton, MA 02459
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426

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(9) STOCK, PAGE F-29

Comment 14.     We note your response to comment 36 in our letter dated July 27,
                2006. We do not see the revised disclosure of rights and privileges for outstanding shares in your registration statement. Please advise or revise.

Response 14.    The Company has made the changes requested by the Staff on page
                F-29 of the SB-2, in "note (9) Stock."

(10) OPTIONS AND WARRANTS, PAGE F-29

Comment 15.     We note your response to comment 27 in our letter dated July 27,
                2006 and we reissue out comment. Please advise or revise the interim disclosures to include information required by paragraphs 84, A.240.c.(2), 240.d., 240.e.(2), 240.g. and
                240.i., 240.j. and 240.k. of SFAS No. 123(R), as applicable.

Response 15.    Footnote #10, page F-29 has been edited to address the
                disclosure requirements of the noted paragraphs for SFAS No. 123
                (R).

WARRANTS, PAGE F-31

Comment 16.     Please tell us if you adopted variable accounting and the amount of compensation expense recognized in the third and fourth quarters of fiscal 2005, if applicable. We note that you reduced the exercise prices for both A and B warrants.

Response 16.    The Company has not adopted a variable accounting for warrants, and no compensation expense was recognized in the third and fourth quarters of 2005 fiscal year. The Company however reduced the exercise prices of the A and B warrants encouraging subscribers to exercise them. As a result, during the three months ended March 31, 2006, $4,670,313 "B" warrants priced at $0.03 were exercised for gross proceeds of $140,109, and exercise expenses of $14,048. This information is contained in Footnote 10 on page F-31.

(11) SEE WORLD SATELLITES, INC. ACQUISITION, PAGE F-32

Comment 17.     We note your response to comment 38 in our letter dated July 27,
                2006. Please advise or revise your disclosure to include the pro forma results of operations for the fiscal quarter and six months ended. See paragraph 58 of SFAS No. 141.

Response 17.    The Company will file amended financial statements with pro forma information for the fiscal quarter and six months ended before being declared effective.

Comment 18.     We note you increased the purchase price allocation from $5.5 million to approximately $6 million without increasing the $5.5 million in consideration exchanged for SWS. Please tell us why you recorded additional assets of $518,798 yet did not record the payable due to Mr. Richard Miller in the purchase price allocation. It would seem appropriate to reduce the disclosed purchase price allocation by $518,798 because your net assets were reduced by this liability to Mr. Miller. Please advise or revise the financial statements and/or purchase accounting disclosures in your registration statement and interim filings to reflect the related party liability of $518,798 and net assets of $5.5 million.

Response 18.    The Company notes the Staff's comments and will file amended interim financial statements and related disclosures to reflect the related party liability of $518,798 and the purchase of net assets of $5.5 million.


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                                                            Trombly Business Law
                                                   1320 Centre Street, Suite 202
[LOGO]                                                          Newton, MA 02459
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426

--------------------------------------------------------------------------------

EXHIBIT 23.1 CONSENT OF R.E. BASSIE & CO., PAGE 30

Comment 19.     We note your response to comment 28 in our letter dated July 27,
                2006. You may appeal for an exemption to this requirement by submitting a letter to the Office of Chief Accountant within the Division of Corporation Finance. For further information on the content of the letter please see, Guidance for Consulting with the Office of the Chief Accountant, at WWW.SEC.GOV.

Response 19.    The Company has submitted a letter as directed by the Staff.

Comment 20.     Amendment No. 2 to Form SB-2 does not include the exhibit
                numbers. 4.16 and 23.1 that were filed with the original registration statement. Please file these exhibits in your next amended filing.

Response 20.    Exhibit number 4.16 was filed with Amendment No. 1 to Form SB-2 filed on July 5, 2006. The Company has updated the exhibit list to Amendment No. 3 to the Form SB-2 with the correct filing date for exhibit 4.16. The Company will file exhibit 23.1 with Amendment No. 3 to the Form SB-2.

FORM 8-K/A FILED ON MARCH 3, 2006

Comment 21.     We note your response to comment 42 in our letter dated July 27,
                2006 and are not persuaded the loss is classified in accordance with U.S. GAAP. Losses, either due to impairment or disposals, are required to be included in income or loss from continuing operations before income taxes. The held for use classification would have no impact on the characterization. See paragraphs 25, 45 and B.116 of SFAS No. 144. Please advise or revise your financial statements.

Response 21.    The impairment loss of $7,500 will be reclassified as part of loss from continuing operations before income taxes, and will be reflected in the restated financial statements.

        If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                                                 Regards,

                                                 /s/  Amy M. Trombly

                                                 Amy M. Trombly
                                                 Counsel for FTS Group, Inc.

cc:     FTS Group, Inc.